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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section MAR 02 2017 Washington DC 416

| SEC FILE NUMBER |
|---|
| 8-69147 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falcon Square Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3701 Lake Boone Trail, Suite 100, Raleigh, NC 27607

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melissa Pendergrass, Managing Member 919 825 1534

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor Tillery & Roberts, LLP

(Name – *if individual, state last, first, middle name*)

| 3605 Glenwood Avenue, Suite 350 | Raleigh | NC | 27612 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Melissa Pendergrass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falcon Square Capital LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Melissa Pendergrass
Signature

Managing Member
Title

Adrienne Wilkerson
Notary Public
Adrienne Wilkerson

ADRIENNE WILKERSON
Notary Public
Johnston
County
My Comm. Exp.
07-02-2021
NORTH CAROLINA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FALCON SQUARE CAPITAL, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2016**

## ASSETS

| | | |
|---|---|---|
| Current assets: | | |
| Cash and cash equivalents | $ | 337,298 |
| Receivables from clearing organization | | 367,019 |
| Other receivables | | - |
| Prepaid expenses | | 46,883 |
| Other assets - soft dollar | | 452,862 |
| Total current assets | | 1,204,062 |
| Fixed assets: | | |
| Furniture and equipment | | 56,107 |
| Less: accumulated depreciation | | 15,268 |
| Net fixed assets | | 40,839 |
| Other assets: | | |
| Deposits with clearing organization | | 131,218 |
| Security deposit | | 7,037 |
| Total other assets | | 138,255 |
| Total assets | $ | 1,383,156 |

## LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Current liabilities: | | |
| Commissions payable | $ | 258,195 |
| Accounts payable | | 14,417 |
| Other liabilities - soft dollar | | 452,428 |
| Total liabilities | | 725,040 |
| Members' equity | | 658,116 |
| Total liabilities and members' equity | $ | 1,383,156 |

The accompanying notes are an integral part of these financial statements.